   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1997



                                            REGISTRATION STATEMENT NO. 333-37961

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                 SELFCARE, INC.
             (Exact name of Registrant as specified in its charter)

                           DELAWARE                                                      04-3164127
                 (State or other jurisdiction                                         (I.R.S. Employer
               of incorporation or organization)                                   Identification Number)

                            ------------------------


                              200 PROSPECT STREET

                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 647-3900
          (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)
                            ------------------------


                                 RON ZWANZIGER

                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 SELFCARE, INC.
                              200 PROSPECT STREET
                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 647-3900
(Name, address, including zip code, and telephone number, including area code of agent for service)
                            ------------------------


                COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:


                          MARTIN CARMICHAEL III, P.C.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000
                            ------------------------


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
     TITLE OF EACH CLASS OF               AMOUNT        PROPOSED MAXIMUM PROPOSED MAXIMUM
        SECURITIES TO BE                    TO           OFFERING PRICE      AGGREGATE        AMOUNT OF
           REGISTERED                 BE REGISTERED       PER SHARE(1)   OFFERING PRICE(1) REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par
  value.........................   1,268,401 Shares(2)       $12.00         $15,220,812       $4,613(3)


================================================================================

(1) Based upon the average of the high and low sale prices reported on American Stock Exchange on November 10, 1997 and estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.


(2) Pursuant to Rule 416, this Registration Statement also relates to an indeterminate number of additional Shares issuable (i) to prevent dilution resulting from stock splits, stock dividends or similar transactions, or
    (ii) by reason of changes in the conversion price of shares of the Series B Convertible Preferred Stock, $.001 par value per share, or the exercise price of certain warrants in accordance with the terms thereof.


(3) A registration fee of $4,298 was previously paid in connection with the initial filing.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

                                   PROSPECTUS

                                 SELFCARE, INC.

                        1,268,401 SHARES OF COMMON STOCK



     This Prospectus relates to 1,268,401 shares (the "Shares") of Common Stock, $.001 par value per share (the "Common Stock"), of Selfcare, Inc. ("Selfcare" or the "Company") to be sold by certain stockholders of the Company (the "Selling Stockholders") from time to time. In addition, pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), this Prospectus also relates to such additional number of shares of Common Stock as may become issuable upon conversion of the Company's Series B Preferred Stock, $.001 par value per share (the "Series B Preferred Stock"), or exercise of the warrants to purchase shares of Common Stock (the "Warrants") issued in connection with the sale of the Series B Preferred Stock as a result of, among others, stock splits, stock dividends and anti-dilution adjustment provisions (including by reason of any reduction in the floating rate conversion price mechanism of the Series B Preferred Stock). The Selling Stockholders may sell the Shares from time to time in transactions on the American Stock Exchange, in negotiated transactions or by a combination of these methods, at fixed prices that may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as a principal, or both. See "Selling Stockholders" and "Plan of Distribution." The Common Stock of the Company is traded under the symbol "SLF" on the American Stock Exchange. On November 10, 1997, the reported closing price for the Common Stock on the American Stock Exchange was $11.825 per share.


     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear all of the Company's expenses and certain additional expenses in connection with the registration and sale of the Shares (but not underwriting discounts and selling commissions). See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


               THE DATE OF THIS PROSPECTUS IS NOVEMBER 13, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. For further information with respect to the Company and the securities covered hereby, reference is made to the Registration Statement and to the exhibits thereto filed as a part thereof. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference section of the Commission at its principal office in Washington, DC. The Commission also maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files proxy statements, reports and other information with the Commission. Such proxy statements, reports and other information filed by the Company may be inspected and copied at prescribed rates at the aforementioned public reference facilities maintained by the Commission. The Common Stock of the Company is traded on the American Stock Exchange under the symbol "SLF." Reports and other information concerning the Company may be inspected at the offices of the American Stock Exchange, Inc., at 86 Trinity Place, New York, NY 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents filed by the Company with the Commission are incorporated in, and made a part of, this Prospectus by reference as of their respective dates: (1) the Company's Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 1996; (2) the Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 1997, June 30, 1997, and September 30, 1997; (3) the definitive Proxy Statement of the Company for the Annual Meeting of Stockholders held June 10, 1997; (4) the Company's Current Report on Form 8-K filed with the Commission on March 5, 1997, as amended; and
(5) the description of the Common Stock of the Company contained in the Company's Registration Statement on Form SB-2, dated January 16, 1997 (File No. 333-19911), including all amendments and reports updating such description.


     Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document. The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the documents that have been incorporated by reference to the Registration Statement of which this Prospectus is a part, other than exhibits to such documents. Requests should be addressed to: Selfcare, Inc., 200 Prospect Street, Waltham, Massachusetts 02154, Attention: Corporate Secretary (telephone number (781) 647-3900).

     This Prospectus, including the information incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. The Company's actual results could differ materially from those projected in the forward-looking statements set forth in this Prospectus including the information incorporated herein by reference. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Investors should carefully consider the discussion of risk factors below, in addition to the other information contained in this Prospectus, in connection with an investment in the Shares offered hereby.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

     As used in this Prospectus, the terms "Selfcare" and the "Company" refer to Selfcare, Inc. and its subsidiaries and predecessors, unless the context otherwise requires.

RISKS RELATED TO THE LIFESCAN ALLIANCE


     The Company has entered into an exclusive worldwide alliance and distribution agreement (the "LifeScan Alliance") with LifeScan, Inc., a subsidiary of Johnson & Johnson ("LifeScan"). The terms of the LifeScan Alliance contemplate that Selfcare will manufacture and LifeScan will distribute Selfcare's proprietary electrochemical blood glucose monitoring system for the management of diabetes (the "New System"). The Company previously anticipated that shipments would commence in the third quarter of this year. Selfcare now believes that it will commence shipments of the New System in the fourth quarter of 1997, although there can be no assurance that this will be the case. The Company's future results of operations depend to a substantial degree on the successful commencement of shipments of, and LifeScan's ability to market and sell, the New System. No assurance can be given that these events will occur or will not be delayed. A material delay in or the nonoccurrence of any of these events would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Comprehensive Government Regulation" and "-- Dependence on Patents and Proprietary Technology."


RISKS RELATED TO THE NUTRITIONAL SUPPLEMENT LINES ACQUISITION

     On February 19, 1997, the Company acquired (the "Nutritional Supplement Lines Acquisition") for consideration totaling $36.0 million from American Home Products Corporation ("AHP") the U.S. rights to several nutritional supplement product lines (the "Nutritional Supplement Lines"), which had domestic sales of approximately $24.0 million in 1996. The lines include Stresstabs(R), Ferro-Sequels(R), Posture(R), Protegra(R), Gevrabon(R), Allbee(R), and Z-Bec(R). As part of its plans for maintaining and expanding sales of these products, the Company expects to incur substantial marketing and promotional expenses and allowances in 1997 and thereafter. There can be no assurance that these expenditures and allowances will allow the Company to increase or maintain the existing revenue levels from the Nutritional Supplement Lines. The Company's product focus to date has been on diagnostic tests of various kinds and the Company has not previously marketed nutritional supplements, nor has the Company conducted a national advertising campaign of the scope or magnitude of that which it plans for the Nutritional Supplement Lines. Selfcare is also developing additional nutritional supplement products, but there can be no assurances that these can be successfully introduced.

MANAGING AND MAINTAINING GROWTH

     The Company is currently experiencing a period of rapid growth and expansion, including as a result of the consummation of the Nutritional Supplement Lines Acquisition. This growth and expansion has placed, and could continue to place, a significant strain on the Company's management, customer service and support, operations, sales and administrative personnel and other resources. In order to serve the needs of its existing and future customers, the Company has increased and will continue to increase its workforce, which requires the Company to attract, train, motivate and manage qualified employees. The Company's ability to manage its planned growth depends upon the Company's success in continuing to expand its operating, management, information and financial systems, which may significantly increase its operating expenses. If the Company fails to achieve its growth as planned or is unsuccessful in managing its anticipated growth, there could be a material adverse effect on the Company.

RISKS RELATED TO NEW PRODUCT DEVELOPMENT

     The Company is at an early stage in its development. With the exception of certain professional diagnostic products for infectious diseases, its women's health products produced by third-party manufacturers, and the Nutritional Supplement Lines, all of the Company's products are in various stages of research and development, and the Company has generated no revenue from the commercialization of these products under development. Many of the Company's products will require substantial additional development, pre-clinical and clinical testing and investment prior to their commercialization. There can be no assurance that the Company's research and development efforts will be successful, that any of the Company's products under development will prove to be safe or effective in clinical trials, that the Company will be able to obtain regulatory approval to market any of its products, that any of its products can be manufactured at acceptable cost and with appropriate quality, or that any of its products, if and when approved, can be successfully marketed.

COMPREHENSIVE GOVERNMENT REGULATION

  Self-Test Products

     The Company's research, development and clinical programs, as well as its manufacturing and marketing operations, are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Most of the Company's self-test products, including those licensed by the Company from third parties, require governmental approvals for commercialization that have not yet been obtained and are not expected to be obtained for several years. Pre-clinical and clinical trials and manufacturing and marketing of many of the Company's products will be subject to the rigorous testing and approval process of the Food and Drug Administration (the "FDA") and corresponding foreign regulatory authorities. The regulatory process, which includes pre-clinical and clinical testing of many of the Company's products to establish their safety and efficacy, can take many years and require the expenditure of substantial financial and other resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. In addition, delays or rejection may be encountered based upon changes in, or additions to, regulatory policies for device marketing authorization during the period of product development and regulatory review. Delays in obtaining such approvals could adversely affect the marketing of products developed by the Company and the Company's ability to generate commercial product revenues.

     The Company is developing a human immunodeficiency virus ("HIV") home-test program and plans to develop other infectious disease self tests in the future. Although the FDA has authorized a number of home collection and mail-in HIV testing and telephone counseling services, the program being developed by the Company differs in significant respects from these services. There can be no assurance that the FDA will grant clearance for commercialization of the Company's HIV home test in a timely manner, or at all. There also can be no assurance that requisite regulatory approvals for the Company's other products will be obtained within a reasonable period of time, if at all. Moreover, if regulatory approval of a product is granted, such approval may impose limitations on the indicated uses, or methods of use, for which such product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can result in, among other things, fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution.

     In addition, the Company is required to meet regulatory requirements in countries outside the United States, which can change rapidly with relatively short notice, resulting in the Company's products being banned in certain countries with consequent loss of revenues and income. Foreign regulatory agencies could also introduce test format changes which, if not quickly addressed by the Company, could result in restrictions on sales of the Company's products. Such changes are not uncommon due to advances in basic research and the nature of certain infectious diseases and agents such as HIV, which is a mutating virus capable of producing new strains and subtypes. In July 1993, the French Ministry of Health prohibited the sale in France of certain diagnostic tests for HIV, due to a concern that the tests did not meet required sensitivity levels. The Ministry of Health has subsequently imposed a separate ban on a single HIV test manufactured and sold due to the failure of such test to identify a newly discovered HIV subtype. There can be no assurance that there will not be similar actions in the future.

  Nutritional Supplements

     The manufacturing, processing, formulation, packaging, labeling and advertising of nutritional supplements such as the Nutritional Supplement Lines are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission ("FTC") and the Consumer Product Safety Commission. These activities are also regulated by various agencies of the states, localities and foreign countries in which Nutritional Supplement Lines are now sold or may be sold in the future. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, over-the-counter ("OTC") and prescription drugs and cosmetics. The regulations that are promulgated by the FDA relating to the manufacturing process are known as Current Good Manufacturing Practices ("CGMPs"), and are different for drug and food products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the promotion and advertising of dietary supplements, OTC drugs, cosmetics and foods.

     The Dietary Supplement Health and Education Act of 1994 ("DSHEA") which amends the FDA Act by defining dietary supplements as a new category of food separate from conventional food, was enacted on October 25, 1994. The FDA has finalized certain regulations to implement DSHEA, including those relating to nutritional labeling requirements, but has not finalized other regulations. The finalized regulations require different labeling for the Nutritional Supplement Lines and, with respect to nutritional supplement products under development by Selfcare, impose new notification procedures and scientific substantiation requirements regarding ingredients, product claims and safety. The Company cannot determine what effect these regulations will have on its business in the future. Failure to comply with applicable FDA requirements could result in sanctions being imposed on the Company or the manufacturers of its products, including warning letters, product recalls and seizures, injunctions or criminal prosecution. With respect to regulations that have not been finalized, the Company anticipates that the FDA will promulgate specific CGMPs to regulate dietary supplements which are modeled on the current CGMPs for food. The Company believes that the manufacture of the Nutritional Supplement Lines is currently in compliance with applicable CGMPs for food, but changes may be required in order for the manufacture of the Nutritional Supplement Lines to comply with the anticipated CGMPs for dietary supplements.

LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES AND ACCUMULATED DEFICIT; UNCERTAIN PROFITABILITY


     The Company has incurred operating losses since its inception. As of September 30, 1997, the Company's accumulated deficit totaled approximately $63.2 million. For the year ended December 31, 1996, the Company had revenues of approximately $19.1 million and a net loss of approximately $28.6 million. For the nine months ended September 30, 1997, the Company had revenues of approximately $34.4 million and a net loss of approximately $18.6 million. The continued development of the Company's products will require the commitment of substantial resources to conduct research and pre-clinical and clinical development programs, and to establish manufacturing facilities, sales and marketing capabilities, and additional quality control and regulatory and administrative capabilities. The Company may incur substantial and increasing operating losses over the next several years as its product programs expand and various clinical trials commence. The amount of net losses and the time required by the Company to reach sustained profitability are highly uncertain since achieving profitability requires the Company to, among other things, successfully complete development of its products, obtain regulatory approvals and establish manufacturing and marketing capabilities. There can be no assurance that the Company will be able to achieve profitability on a sustained basis, or at all.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY; TRADEMARKS

  Self-Test Products

     The medical products industry, including the diagnostic testing industry, places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes, and the Company's success will depend, in part, on its ability to obtain patent protection for its products and manufacturing processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties.

     The Company holds certain patent rights, has certain patent applications pending, and expects to seek additional patents in the future, but there can be no assurance as to its success or timeliness in obtaining any such patents or as to the breadth or degree of protection that any such patents will afford the Company. The patent position of medical products and diagnostic testing firms is often highly uncertain and usually involves complex legal and factual questions. There is a substantial backlog of patents at the U.S. Patent and Trademark Office. No consistent policy has emerged regarding the breadth of claims covered in medical products patents. Accordingly, there can be no assurance that patent applications relating to the Company's products or technology will result in patents being issued or that, if issued, such patents will afford adequate protection to the Company's products or, if patents are issued to the Company, that its competitors will not be able to design around such patents. In addition, the medical products industry, including the diagnostic testing industry, has been characterized by extensive litigation regarding patents, licenses and other intellectual property rights. The Company could incur substantial costs in defending itself against patent infringement claims or in asserting such claims against others. If the outcome of any such litigation is adverse to the Company, the Company's business could be materially adversely affected. To determine the priority of inventions, the Company may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, which could also result in substantial costs to the Company. See "-- Risks Related to Certain Licensing Arrangements."

     In addition, the Company may be required to obtain licenses to patents or other proprietary rights of third parties to market its products. No assurance can be given that licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product market introductions while it attempts to design around such patents or other rights, or be unable to develop, manufacture or sell such products in certain countries or at all. Under the distribution agreement entered into pursuant to the LifeScan Alliance, Selfcare has agreed to indemnify LifeScan for any claims that the New System infringes any patents.

     The Company also seeks to protect its proprietary technology, including technology that may not be patented nor patentable, in part through confidentiality agreements and, if applicable, inventors' rights agreements with its collaborators, advisors, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise be disclosed to, or discovered by, competitors. Moreover, the Company may from time to time conduct research through academic advisors and collaborators who are prohibited by their academic institutions from entering into confidentiality or inventors' rights agreements.

  Nutritional Supplements

     In connection with the Nutritional Supplement Lines Acquisition, the Company acquired certain trademarks which, the Company believes, are valuable assets and are very important to the marketing of the Nutritional Supplement Lines. Substantially all of these trademarks have been registered with the U.S. Patent and Trademark Office. There can be no assurance, however, that such registrations will afford adequate protection to the Company and not be challenged as unenforceable or invalid, or not be infringed. In addition, the Company could incur substantial costs in defending suits brought against it or in prosecuting suits in which the Company asserted rights under such registrations. If the outcome of such litigation were adverse to the Company, the Company's business and results of operations could be materially adversely affected.

COMPETITION; RISK OF TECHNOLOGICAL OBSOLESCENCE

  Self-Test Products

     The medical products industry, including the diagnostic testing industry, is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry is intense and expected to increase as new products and technologies become available and new competitors enter the market. The Company's competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions. The Company's success depends upon developing and maintaining a competitive position in the development of products and technologies in its area of focus. The Company's competitors may also succeed in developing technologies and products that are more effective than any that have been or are being developed by the Company or that render the Company's technologies or products obsolete or noncompetitive. The Company's competitors may also succeed in obtaining patent protection or other intellectual property rights that would prevent the Company from developing its potential products, or in obtaining regulatory approval for the commercialization of their products more rapidly or effectively than the Company. Finally, many of the Company's existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources than the Company.

     The Company is seeking to develop and market generic test strips which are compatible with other manufacturers' electrochemical blood glucose monitoring systems. If the Company succeeds in these efforts, others may attempt to enter this market with similar products. In addition, the introduction of lower-priced generic test strips could lead the manufacturers of the systems with which such test strips are compatible to lower their own test strip prices, thereby reducing or eliminating the price advantage enjoyed by the generic test strip producers. On June 28, 1996, the Company obtained FDA Clearance for its first generic test strip, to be sold under the name "Excel(TM)," which is compatible with the ExacTech(TM) system sold by MediSense, Inc. ("MediSense"). The Company initially intended to commence marketing this product in the United States in 1997, but has delayed the commencement of such marketing until 1998. Although the Company believes that its Excel generic test strip will be priced lower than the strips produced by MediSense for the ExacTech System and therefore will compete effectively with the MediSense product, there can be no assurance that MediSense will not institute price cuts and thereby reduce or eliminate any price advantage which the Company's product may enjoy.

     The Company is also aware of several of its competitors who are attempting to develop a noninvasive blood glucose monitoring technology. Noninvasive blood glucose monitoring involves methods for measuring blood glucose levels without the need to draw blood and, in certain proposed configurations, without the need to utilize disposable components, such as test strips. The Company believes that manufacturers are pursuing a number of different technological approaches to noninvasive blood glucose monitoring. These include near-infrared spectroscopy, which involves shining a beam of near-infrared light to penetrate the skin and determine the amount of glucose in the blood, and reverse iontophoresis, which utilizes a "patch" system to extract glucose through the skin for measurement by an external meter. In addition, several manufacturers are pursuing minimally invasive approaches to blood glucose monitoring, such as using a fine needle to withdraw a small sample of interstitial fluid which is analyzed by use of mid-infrared spectroscopy. The development and successful introduction of any such products could have a material adverse effect on the Company's business, financial condition and results of operations.

  Nutritional Supplements

     The market for the sale of vitamins and nutritional supplements such as the Nutritional Supplement Lines is highly competitive. Competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the vitamin and nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. Most of these companies are privately held and the Company is unable to precisely assess the size of such competitors. However, a number of the Company's competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than the Company and have greater financial resources.

DEPENDENCE ON THIRD-PARTY DISTRIBUTION NETWORK

     The Company markets and distributes its products primarily through independent retail brokers and distributors. The Company generally has written agreements with such brokers and distributors, although it also has a limited number of oral arrangements. In general, these brokers and distributors are not subject to minimum purchase requirements and may discontinue marketing the Company's products with little or no notice. Certain of the Company's retail brokers and distributors also market products which compete with the Company's products and which may, from time to time, offer greater sales incentives than the Company's products. The loss of, or a significant reduction in sales volume through, one or more of the Company's retail brokers or distributors could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE ON CERTAIN SUPPLIERS

     The Company has no facilities to manufacture the Nutritional Supplement Lines. The Company currently relies on third-party manufacturers other than AHP for certain of the products constituting the Nutritional Supplement Lines and AHP for the supply of the remaining products. The supply agreements with AHP expire on February 17, 1998. Thereafter, third-party manufacturers other than AHP will supply all of the products constituting the Nutritional Supplement Lines. If the Company should encounter delays or other difficulties in the supply of any of these products from third parties, including AHP, these interruptions could have a material adverse effect on the Company's result of operations and result in significant quarter-to-quarter fluctuations. In addition, contract manufacturers that the Company uses or may use to supply products for the Nutritional Supplement Lines must adhere to CGMP regulations. Failure to do so could result in the withdrawal of FDA approval of such manufacturers and consequent interruptions in the supply of products to the Company. In addition, the Company has assumed responsibility for all marketing and sales functions for the Nutritional Supplement Lines as well as certain administrative functions, including customer service, order receipt, billing and collection and distribution.

     The Company has entered into a manufacturing agreement with Nova Biomedical Corporation ("Nova") to supply Selfcare with electrochemical blood glucose meters. The meters manufactured by Nova, together with the Company's test strips, will form the New System. The Company's ability to ship the New System on time and in accordance with LifeScan's requirements is highly dependent upon receipt of an adequate supply of electrochemical blood glucose meters. There can be no assurance that the Company's supply of electrochemical blood glucose meters will not be interrupted, or that if such supply were interrupted, that the Company would be able to contract with another supplier on a timely or satisfactory basis. If such supply were interrupted, the Company could incur set-up costs and delays in manufacturing the New System which could have a material adverse effect on the Company's business, financial condition and results of operations. If any such delay were to occur, and were to result in the Company being unable to supply LifeScan with certain required amounts of meters for the New System under the LifeScan Alliance, LifeScan would automatically receive a license to manufacture, or to have manufactured on its behalf, the New System, subject to payment of a royalty to the Company. In such event, the Company could begin supplying the New System to LifeScan again at any time, but would be required to reimburse LifeScan for certain expenses incurred by LifeScan to produce the New System.

RISKS RELATED TO CERTAIN LICENSING ARRANGEMENTS

     Through its wholly owned Irish subsidiary, Cambridge Diagnostics Ireland Ltd. ("Cambridge Diagnostics"), the Company is currently producing diagnostic test kits primarily for detecting antibodies to HIV, which are associated with Acquired Immune Deficiency Syndrome ("AIDS"). Selfcare acquired Cambridge Diagnostics (formerly known as Cambridge Biotech Limited) in November 1994 from Cambridge Biotech Corporation ("Cambridge Biotech"), which at that time was operating in Massachusetts under Chapter 11 of the U.S. Bankruptcy Code. Prior to the acquisition (the "Cambridge Diagnostics Acquisition"), Cambridge Biotech licensed from Pasteur Sanofi Diagnostics (formerly known as Diagnostics Pasteur), certain HIV 1/2 immunoassay technologies relating to patents and proprietary rights held by Institut Pasteur (the "Pasteur HIV Technologies"), and required for production of HIV test kits, including the Selfcare HIV test kits manufactured by Cambridge Diagnostics. Under the terms of Cambridge Biotech's license agreements with Pasteur Sanofi Diagnostics, Cambridge Biotech could not assign or sublicense its rights with respect to the Pasteur HIV Technologies to Selfcare or to Cambridge Diagnostics. In order to allow Selfcare and Cambridge Diagnostics to have access to such technologies, Selfcare and Cambridge Biotech formed Cambridge Affiliate Corporation ("Cambridge Affiliate"), 51% owned by Cambridge Biotech, and 49% owned by Selfcare, but managed by Cambridge Diagnostics. The establishment of Cambridge Affiliate and the terms of the arrangements relating thereto were considered and approved by both U.S. and Irish bankruptcy courts in connection with the approval of the sale of Cambridge Diagnostics by such courts. Cambridge Affiliate maintains its own accounts and records and makes payments of royalties due under the Pasteur Sanofi Diagnostics licenses to Cambridge Biotech.

     The licenses of the Pasteur HIV Technologies to Cambridge Biotech are nonexclusive and cover diagnostic test kits in finished form embodying the Pasteur HIV Technologies. The territorial scope of the licenses is worldwide, with the exception of exclusive rights which Pasteur Sanofi Diagnostics asserted to have granted in the Pasteur HIV Technologies to Genetic Systems Corporation ("Genetic Systems") in the United States, Canada, Mexico, Australia, New Zealand and India (the "Excluded Countries"). However, the licenses provide that, to the extent that Pasteur Sanofi Diagnostics recovers the right to practice the patents underlying the Pasteur HIV Technologies in the Excluded Countries, Cambridge Biotech is entitled to non-exclusive rights in such technology in such countries. In 1990, Pasteur Sanofi Diagnostics acquired ownership of Genetic Systems, whereupon Cambridge Biotech commenced selling products incorporating the Pasteur HIV Technologies in the United States. These activities were challenged in a patent infringement lawsuit filed in bankruptcy court in March 1995 by Institut Pasteur, the minority stockholders of Pasteur Sanofi Diagnostics and Genetic Systems. In September 1995, the bankruptcy court ruled in favor of Cambridge Biotech on this issue, and Institut Pasteur and Genetic Systems Corporation subsequently filed an appeal to the United States District Court for the District of Massachusetts. On July 18, 1997, a hearing was held on the merits of the appeal. To Selfcare's knowledge, the district court has not rendered a decision. If the bankruptcy court decision were reversed on appeal, the territories to which Cambridge Affiliate could sell HIV-related products would be limited and this could have a material adverse effect on the Company.

DEBT FINANCING


     The Company is subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. At September 30, 1997, the Company had approximately $52.7 million of outstanding debt, including $29 million of debt incurred to pay the consideration payable to AHP under the terms of Nutritional Supplement Lines Acquisition. This amount does not include $10 million of debt incurred subsequent to the end of the third quarter as a result of the private placement of Senior Subordinated Convertible Notes due October 28, 2002, with an aggregate principal amount of $10 million (the "Senior Subordinated Notes"). This outstanding indebtedness, together with restrictions in the Company's financing instruments, may limit the Company's ability to obtain additional debt financing in the future and to respond to changing business and economic conditions and could adversely affect its ability to effect its business strategies. In addition, because certain of the Company's debt bears interest at floating rates, an increase in interest rates could adversely affect the Company's ability to meet its debt service obligations.


RISK OF INADEQUATE FUNDING; FUTURE CAPITAL NEEDS

     The Company currently anticipates that its existing capital resources, including funds expected to be generated from operations and other financing activities, will be adequate to satisfy its capital requirements for at least 12 months. No assurance can be given that additional financing, including currently planned financing, will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders will result. If adequate funds are not available, the Company may be required to significantly curtail one or more of its research and development programs, or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or products which the Company would otherwise pursue on its own.

RISKS RELATED TO THE INTEGRATION OF ORGENICS' OPERATIONS


     Selfcare has acquired a 97.0% direct and indirect equity interest in Orgenics Ltd. ("Orgenics"), an Israeli company (the "Orgenics Acquisition"), for approximately $18.2 million and expects to acquire direct and indirect ownership of the balance of the outstanding capital stock of Orgenics. Orgenics develops, manufactures and markets self-contained diagnostic test kits for the professional market which detect antibodies and/or infectious disease agents, including those associated with AIDS and chlamydia (a sexually transmitted disease which may impair fertility). The Company has commenced the integration of Orgenics' operations with the Company's current organization in order to avoid redundancy and to make the most efficient use of Orgenics' assets. No assurance can be given that such integration will be successful or that the Company will not incur significant costs associated with such integration, such as costs associated with the diversion of management resources to integration issues.


DEPENDENCE UPON KEY PERSONNEL

     The Company is highly dependent on the services of Ron Zwanziger, its Chairman, President and Chief Executive Officer, and certain other members of its management and scientific staff, and the loss of Mr. Zwanziger or one or more of such employees could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial and marketing personnel, particularly as the Company expands its activities, including product development and regulatory affairs, research and development and sales and manufacturing. The Company faces significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth. The failure to hire and retain such personnel could materially and adversely affect the Company's prospects.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

     In both the United States and elsewhere, sales of some of the Company's products will be dependent in part on the availability of reimbursement from third party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If the Company succeeds in bringing one or more of such products to market, there can be no assurance that these products will be considered cost-effective, that reimbursement will be available or, if available, that the level of reimbursement will be sufficient to allow the Company to sell its products on a profitable basis.

PRODUCT LIABILITY; LIMITED INSURANCE COVERAGE

     The testing, manufacturing and marketing of medical diagnostic devices, such as the Company's blood glucose monitoring systems and HIV self tests currently under development, including a home collection and mail-in HIV test under development by a third party which the Company plans to market under a license arrangement, entail an inherent risk of product liability claims. In addition, the marketing of the Nutritional Supplement Lines may cause the Company to be subjected to various product liability claims, including, among others, that the Nutritional Supplement Lines have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of the Company's insurance coverage or may be excluded from coverage under the terms of the policy. There can be no assurance that the Company's existing insurance can be renewed at a cost and level of coverage comparable to that presently in effect, if at all. In the event that the Company is held liable for a claim against which it is not indemnified or for damages exceeding the limits of its insurance coverage, such claim could have a material adverse effect on the Company's business, financial condition and results of operations.

EFFECT OF ADVERSE PUBLICITY; SCIENTIFIC RESEARCH

     The Nutritional Supplement Lines contain vitamin, minerals, herbs and other ingredients that the Company generally regards as safe when taken as directed and that various scientific studies have suggested may offer certain health benefits. However, because the Company is highly dependent upon consumers' perception of safety and quality of the Nutritional Supplement Lines as well as similar products distributed by competitors, the Company could be adversely affected in the event any of the Nutritional Supplement Lines or similar products should be asserted or prove to be harmful to consumers. In addition, the Company believes that the recent growth of the nutritional supplements market is based on recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products and the attention focused on such benefits by the media. The scientific research to date is preliminary and there can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

RISKS RELATED TO INTERNATIONAL SALES AND OPERATIONS


     The Company has manufacturing facilities in Galway, Ireland (the "Galway Facility") and Inverness, Scotland (the "Inverness Facility") and markets and sells its products in several international markets. Through the first six months of 1997, approximately 27% and 2% of the Company's net sales were to customers in Europe and the Middle East, respectively. If the Company's revenues generated by foreign activities are not adequate to offset the expense of establishing and maintaining these foreign activities, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, there are certain risks inherent in doing business internationally, such as changes in applicable laws and regulatory requirements, export and import restrictions, export controls relating to technology, tariffs and other trade barriers, less favorable intellectual property laws, difficulties in staffing and managing foreign operations, longer payment cycles, difficulties in collecting accounts receivable, political instability, fluctuations in currency exchange rates, expatriation controls and potential adverse tax consequences, which could adversely impact the success of the Company's international activities. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international activities and, consequently, on the Company's business, financial condition and results of operations.


     The executive offices and production facilities of Orgenics are located in the State of Israel, and Orgenics is directly affected by political, economic and military conditions in that country. On many occasions since December 1987, Israel has experienced severe civil unrest, primarily in the areas that have been under its control since 1967. No assurance can be given that hostilities or other political, economic and military conditions in Israel will not have a material adverse effect on the business and operations of Orgenics. Any such effect could have a material adverse effect on the business, operations or financial condition of the Company.

FLUCTUATIONS IN RESULTS OF OPERATIONS

     The Company's annual and quarterly operating results may fluctuate due to factors such as the timing of new product announcements and introductions by the Company and its competitors, market acceptance of new or enhanced versions of the Company's products, changes in manufacturing costs or other expenses, competitive pricing pressures, the gain or loss of significant distribution outlets or customers, increased research and development expenses and general economic conditions. In addition, it is possible that in some future periods the Company's results of operations will be below the expectations of the public market. In any such event, the market price of the Common Stock could be materially and adversely affected.

POSSIBLE VOLATILITY OF SHARE PRICE

     The market price of the Common Stock may be highly volatile. Quarterly operating results of the Company, changes in general conditions in the economy, the financial markets, or the healthcare industry, or other developments affecting the Company or its competitors, could cause the market price of the Common Stock to fluctuate substantially. In particular, the stock market may experience significant price and volume fluctuations which may affect the market price of the Common Stock for reasons unrelated to the Company's operating performance.


     Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock. On October 27, 1997, the Company sold the Senior Subordinated Notes due October 28, 2002, with an aggregate principal amount of $10 million and warrants (the "Notes Warrants") to purchase up to 106,700 shares of Common Stock. Each holder of a Senior Subordinated Note or of a Notes Warrant is entitled, among other things, to convert such holder's Senior Subordinated Note and exercise such holder's Notes Warrants, as applicable, pursuant to the lowest of various prices calculated pursuant to the provisions set forth, respectively, in the Senior Subordinated Notes and the Notes Warrants. The Senior Subordinated Notes may be converted, and the Notes Warrants may be exercised, at any time prior to October 28, 2002. Assuming a market price of $11.50 per share of Common Stock (based on the lowest market price at which such shares traded during the period October 21 to October 27, 1997) 730,174 shares of Common Stock are issuable upon conversion of the Senior Subordinated Notes. The Company is obligated pursuant to a registration rights agreement to register for public resale all shares of Common Stock issuable upon conversion of the Senior Subordinated Notes and exercise of the Notes Warrants.



     On August 26, 1997, the Company sold 8,000 shares of Series B Convertible Preferred Stock and warrants to purchase shares of Common Stock to certain investors yielding net proceeds to the Company of approximately $7.5 million. The holders of such shares of Series B Preferred Stock and Warrants (the "Series B Investors") are entitled, among other things, to convert their shares and exercise their Warrants pursuant to, respectively, a conversion formula set forth in the Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock and an exercise price formula set forth in the Warrants. The Warrants expire at the close of business on August 25, 2000. Immediately prior to such time, the holders therefore may elect to exercise such Warrants to purchase up to 114,628 shares of Common Stock. In addition, any shares of Series B Preferred Stock not previously converted will automatically convert into shares of Common Stock on August 26, 2000. At such time, assuming, among other things, (i) that all shares of Series B Preferred Stock remain outstanding, and (ii) an average of the lowest closing bid prices for Selfcare's Common Stock of $11.40 per share (based on an average of the five lowest closing bid prices of the Common Stock on the American Stock Exchange during the period September 30, 1997, to November 10, 1997), 872,000 shares of Common Stock will be issued.



     Additionally, in October 1996, the Company sold 5,500 shares of Series A Convertible Preferred Stock, par value $.001 per share, (the "Series A Preferred Stock") to certain non-U.S. investors yielding net proceeds to the Company of approximately $5.2 million. Pursuant to a conversion formula contained in their subscription agreements with the Company, the holders of such shares, among other things, are entitled to convert their Series A Preferred Stock into shares of Common Stock in five equal installments over a 120-day period beginning in December 1996. Any shares of Series A Preferred Stock not previously converted will automatically convert into shares of Common Stock on October 15, 1998. 400 shares of Series A Preferred Stock remain unconverted. Accordingly, assuming an average market price of $11.85 per share of Common Stock (based on the closing price of the Common Stock on the American Stock Exchange on the five trading days during the period November 4 through November 10, 1997), resulting in a conversion price of $11.85 per share, 35,961 shares of Common Stock will be freely tradeable without restriction or registration under the Securities Act as a result of the conversion of the remaining shares of Series A Preferred Stock.


CONTROL BY CERTAIN STOCKHOLDERS

     The executive officers and directors of the Company currently hold a significant portion, totalling over 20%, of the outstanding shares of Common Stock (including rights to receive shares of Common Stock but excluding options and warrants). In addition, such executive officers and directors hold options and warrants to purchase a significant number of additional shares of Common Stock. Accordingly, these persons may have the ability to control the Company's Board of Directors, and, therefore, the business, policies and affairs of the Company.

ANTI-TAKEOVER EFFECT OF CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS AND DELAWARE LAW

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-laws (the "By-laws") contain certain provisions relating to corporate governance and the rights of stockholders. These provisions may be deemed to have a potential "anti-takeover" effect since such provisions may delay, defer or prevent a change in control of the Company. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. In addition, the Certificate of Incorporation provides that stockholders may remove a director only for cause and only by the vote of the holders of two-thirds of the Common Stock of the Company. This provision, when coupled with the provision of the Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships, will preclude stockholders from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with their own nominees, and will make more difficult, and therefore may discourage, a proxy contest to change control of the Company. These provisions of the Certificate of Incorporation may be changed only by the affirmative vote of the holders of eighty percent of the Common Stock of the Company entitled to vote on such matters at a meeting duly called for such purpose. The Certificate of Incorporation also provides that stockholder actions may not be taken by written consents.

     The By-laws provide that special meetings of stockholders of the Company may be called only by the Board of Directors. The By-laws also provide that stockholders seeking to bring business before an annual or special meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide prior written notice thereof, as set forth in the By-laws. The By-laws may only be amended by the stockholders by the affirmative vote of at least two-thirds of the votes eligible to be cast, unless the Board of Directors has approved such amendment, in which case the affirmative vote of at least a majority of the votes eligible to be cast is required.

EFFECT OF ISSUANCE OF PREFERRED STOCK


     The Company's Board of Directors is currently authorized to issue up to 4,982,000 shares of preferred stock in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire control of, or of discouraging acquisition bids for, the Company. This could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. In October 1996 and August 1997, respectively, the Board of Directors adopted resolutions authorizing shares of Series A Preferred Stock and shares of Series B Preferred Stock, and the Company subsequently sold 5,500 shares of Series A Preferred Stock to certain non-U.S. investors and 8,000 shares of Series B Preferred Stock to the Selling Stockholders. 400 shares of Series A Preferred Stock remain outstanding and all 8,000 shares of the Series B Preferred Stock remain outstanding.


SHARES ELIGIBLE FOR FUTURE SALE


     The Company had a total of 8,532,718 shares of Common Stock outstanding as of November 10, 1997. 68,401 of the 1,268,401 shares of Common Stock offered hereby and 3,295,000 shares issued in previous public offerings are freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act ("Affiliates"). The remaining 1,200,000 shares of Common Stock offered hereby will become similarly freely tradeable upon conversion of the 8,000 shares of Series B Preferred Stock and exercise of the Warrants. Further, upon conversion of the outstanding 400 shares of Series A Preferred Stock, assuming an average market price of $11.85 per share of Common Stock (based on the closing price of the Common Stock on the American Stock Exchange on the five trading days during the period November 4 through November 10, 1997), resulting in a conversion price of $11.85 per share, an additional 35,961 shares of Common Stock will be freely tradeable without restriction or registration under the Securities Act. During the period November 1996 through October 1997, the Company issued an aggregate of 174,245 shares of Common Stock in connection with exercises of employee stock options and purchases under the Company's Employee Stock Purchase Plan, all of which have been registered and are freely tradeable. The remaining shares of Common Stock currently outstanding are "restricted securities" as that term is defined by Rule 144. These restricted securities were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.



     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed Affiliates of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.



     In addition, the Company has granted certain registration rights with respect to shares of Common Stock which are currently outstanding or which are issuable in the future, including to the holders of the Senior Subordinated Notes, pursuant to which the Company may be required to register such shares for sale under the Securities Act.


DIVIDENDS

     The Company has never paid any dividends to holders of shares of Common Stock. The Company is not currently generating income from operations and expects that it will retain its earnings, if any, to finance its operations. In addition, Selfcare is not permitted to pay dividends on the Common Stock prior to the first anniversary of the date of issuance of the Series B Preferred Stock (i.e., August 26, 1998). The Company thus does not expect to pay dividends to holders of shares of Common Stock for the foreseeable future. Holders of shares of Series A Preferred Stock are generally entitled to receive cumulative quarterly dividends at a rate of 6% per annum. Holders of shares of Series B Preferred Stock are not entitled to receive dividends.

                                  THE COMPANY

     Selfcare is engaged in the development, manufacture and marketing of self-test diagnostic products for the diabetes, women's health and infectious disease markets, as well as the marketing of nutritional supplement products, several of which are targeted primarily at the women's health market. The Company's existing and planned self-test products are targeted at the two largest existing markets for self-care diagnostics, diabetes management and women's health, as well as the emerging market for self tests for infectious diseases and agents, including HIV. As part of its strategy for addressing the diabetes management market, the Company has entered into an exclusive worldwide alliance and distribution agreement with LifeScan, Inc., a subsidiary of Johnson & Johnson. The terms of the LifeScan Alliance contemplate that Selfcare will manufacture and LifeScan will distribute Selfcare's proprietary electrochemical blood glucose monitoring system for the management of diabetes. In addition the Company plans to commence commercial production and marketing of disposable generic test strips which can be used in electrochemical blood glucose monitoring systems currently sold by certain other leading manufacturers.


     In the women's health market, Selfcare is currently marketing home pregnancy and ovulation prediction tests under the Selfcare brand name and under various private labels. Pregnancy products packaged and distributed by Selfcare are currently available on a private label basis or under the Selfcare brand in approximately 90% of U.S. pharmacy chain outlets, including Wal-Mart, Walgreens, CVS/pharmacy, Eckerd Drug, Osco Drug, Revco Pharmacy and Target Stores. On February 19, 1997, pursuant to the Nutritional Supplement Lines Acquisition, the Company acquired the U.S. rights to several nutritional supplement product lines, which had domestic sales of approximately $24.0 million in 1996. Included in these product lines are Stresstabs (a B-complex vitamin with folic acid), Stresstabs plus iron, Ferro-Sequels (an iron supplement) and Posture (a calcium supplement), which are targeted primarily at the women's health market. The Company expects to continue to expand its women's health product line with products supplied by or co-developed with third-party manufacturers, as well as products developed by the Company.


     Through its wholly owned Irish subsidiary, Cambridge Diagnostics, the Company is currently producing diagnostic test kits primarily for detecting antibodies to HIV. The Company also produces other tests for the detection of hepatitis and Lyme disease infections. In addition, the Company has nearly completed its acquisition of the capital stock of Orgenics Ltd. Orgenics develops, manufactures, and markets self-contained test kits for the professional market which detect antibodies and/or infectious agents, including those associated with AIDS and chlamydia.


     In August 1996, the Company completed an initial public offering in which it sold 1,495,000 shares of Common Stock. In October 1996, Selfcare completed a private placement of 5,500 shares of Series A Preferred Stock. In March 1997, the Company completed a further public offering in which it sold 1,800,000 shares of Common Stock. In August 1997, the Company completed a private placement of 8,000 shares of Series B Preferred Stock and the Warrants. In October 1997, the Company completed a private placement of the Senior Subordinated Notes and Notes Warrants to purchase up to 106,700 shares of Common Stock.


     Selfcare, Inc. was incorporated in Delaware on August 25, 1992, and acquired its predecessor company, Superior Sensors, Inc. by merger on September 15, 1992. The Company's principal executive offices are located at 200 Prospect Street, Waltham, Massachusetts 02154, and its telephone number is (781) 647-3900.


                              RECENT DEVELOPMENTS



AGREEMENT WITH CHEMTRAK



     In January 1997, Selfcare entered into an agreement with Chemtrak Incorporated ("ChemTrak") pursuant to which ChemTrak appointed Selfcare as its exclusive distributor in Europe, Scandinavia, and certain other countries formerly comprising the U.S.S.R., including Russia (the "European Territory"), of ChemTrak's home collection and mail-in HIV testing system for which FDA approval is currently pending. As part of this agreement, Selfcare agreed to pursue regulatory approval of the system in each country comprising the European Territory. In addition, Selfcare agreed to establish and operate one or more central testing facilities and offer services to report results and offer counseling to users of the system. Under the terms of the distribution agreement, ChemTrak retained the right to convert the Company's exclusive distribution rights into non-exclusive rights upon the occurrence of certain events, including the Company's failure to make certain regulatory filings and the Company's failure to maintain market share goals. The Company paid ChemTrak $333,000 as a license fee in January 1997. Under the terms of the distribution agreement, the Company was obligated to pay quarterly royalty payments when sales commence and milestone payments of $333,000 each upon (i) obtaining regulatory approval in the first of the U.K., Germany, or France and (ii) achieving the first $1.0 million in net sales of the mail-in HIV testing system in the European Territory.



     The Company has received notice from ChemTrak that ChemTrak is no longer seeking regulatory approval in the United States and the Company now believes that regulatory approval of the test will not be received within the next twelve month. Accordingly, the Company notified ChemTrak that it is terminating the distribution agreement on 60 days notice pursuant to the terms of the distribution agreement. As of September 30, 1997, the Company had expensed $239,000 related to the license fee. The remaining $94,000 will be written off in the fourth quarter of 1997.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              REGISTRATION RIGHTS


     The registration of the Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge certain of the Company's obligations (i) under the terms of a Registration Rights Agreement, dated as of August 26, 1997 (the "Registration Rights Agreement"), which the Company entered into in connection with the purchase of the Series B Preferred Stock by, and the issuance of the Warrants to, the Series B Investors, and (ii) under the terms of certain option agreements (the "Option Agreements") entered into in connection with the acquisition of Orgenics Ltd. (the "Orgenics Registration Rights Agreement").



     Pursuant to the Registration Rights Agreement, the Company has agreed to pay all of the Company's reasonable expenses of registering the Shares (other than brokerage and underwriting discounts and commissions) issuable upon conversion of Series B Preferred Stock and exercise of the Warrants. The Company also has agreed under the Registration Rights Agreement to indemnify each Series B Investor and its directors, officers, employees and agents and any person who controls any Series B Investor against losses, claims, damages, expenses and liabilities arising under the securities laws in connection with the Registration Statement, except, among other things, to the extent that such liabilities arise out of or are based upon any information furnished in writing to the Company by each respective Series B Investor expressly for use in the Registration Statement or an amendment or supplement thereto. In addition, each Series B Investor under the Registration Rights Agreement agreed to indemnify the Company and its directors, officers (who sign the Registration Statement), employees, agents, and each person who controls the Company, and each other stockholder selling securities pursuant to the Registration Statement and each of their respective directors, officers, and any person who controls any of them, against all losses, claims, damages, expenses and liabilities arising under the securities laws insofar as such losses, claims, damages or liabilities relate to information furnished to the Company by such Series B Investor for use in the Registration Statement or an amendment or supplement thereto.



     Pursuant to the Orgenics Registration Rights Agreement, Selfcare will pay all registration expenses incurred in connection with the registration of the Shares issued pursuant to the Option Agreements (other than brokerage and underwriting discounts and commissions).

                              SELLING STOCKHOLDERS


     The Shares are to be offered by and for the respective accounts of the Selling Stockholders. The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock beneficially owned by such Selling Stockholders as of October 10, 1997, and the number of Shares which may be offered for sale pursuant to this Prospectus by each such Selling Stockholder. The Shares may be offered from time to time by the Selling Stockholders named below. However, such Selling Stockholders are under no obligation to sell all or any portion of such Shares, nor are the Selling Stockholders obligated to sell any such Shares immediately under this Prospectus. Because the Selling Stockholders may sell all or part of their Shares, no estimate can be given as to the number of Shares that will be held by any Selling Stockholder upon termination of any offering made hereby.



     With the exception of the following individuals, none of the Selling Stockholders has held any position, office or other material relationship with the Company or any of its affiliates within the past three years other than as a result of his or its beneficial ownership of Shares. Max Herzberg is the Chairman of the board of directors and the Chief Executive Officer of Orgenics Ltd., a subsidiary of Selfcare, Inc. Avraham Reinhartz is the former research manager of, and David Menacham Ritterband and David Ruben are former research scientists with, Orgenics Ltd.



     Pursuant to Rule 416 of the Securities Act, the Selling Stockholders may also offer and sell Shares issued with respect to the Series B Preferred Shares and the Warrants as a result of, among other things, stock splits, stock dividends, other dilutive events (including by reason of any reduction in the floating rate conversion price mechanism of the Series B Preferred Stock). In addition, the Selling Stockholders may also offer and sell Shares issued as payment of liquidated damages upon certain events of default.



                                                                                COMMON SHARES
                                                                                 BENEFICIALLY
                                                                                 OWNED AFTER
                                                                                 OFFERING(1)
                                            NUMBER OF SHARES    SHARES       --------------------
             NAME OF SELLING               BENEFICIALLY OWNED   OFFERED               PERCENT OF
               SHAREHOLDER                 PRIOR TO OFFERING    HEREBY       NUMBER   OUTSTANDING
------------------------------------------ ------------------   -------      ------   -----------
Capital Ventures International(2).........       375,000(3)     375,000          0         0
C.C. Investments LDC(2)...................       375,000(3)     375,000          0         0
Proprietary Convertible Investment Group,
  Inc.(2).................................       450,000(3)     450,000          0         0
Max Herzberg(4)...........................        39,936(5)      24,077(6)   15,859        *
TVM Techno Venture International Limited
  Partnership(4)..........................        12,684         12,684          0         0
Gadish Kranot Gmulim Ltd.(4)..............        12,092         12,092          0         0
Golan Fine Crafts (1977) Ltd.(4)..........         6,363          6,363          0         0
Tadbik Ltd.(4)............................         6,363          6,363          0         0
Tagmulin Be Am Keren Metkazit Letagmulim
  Upizuim Leyad Bank Hapoalim Ltd.(4).....         2,545          2,545          0         0
La Salamandre Invitissements France(4)....         1,943          1,943          0         0
Teuza Kupat Gemel Letagmulim Ulepizium
  Ltd.(4).................................         1,273          1,273          0         0
Avraham Reinhartz(4)......................           528            528          0         0
David Menacham Ritterband(4)..............           431            431          0         0
David Ruben(4)............................            88             88          0         0
Alain Flamet(4)...........................             7              7          0         0
Genevieve Gerard(4).......................             7              7          0         0


---------------


* Less than one percent.


(1) Assumes the sale of all Shares.

(2) Pursuant to the Securities Purchase Agreement, dated as of August 26, 1997, by and among the Company and each of the Series B Investors, the Series B Investors purchased an aggregate of 8,000 shares of Series B Preferred Stock, which are convertible into shares of Common Stock, and Warrants to acquire up to 114,628 shares of Common Stock.



(3) Represents the pro rata allocation among the Series B Investors of 1,200,000 Shares which the Company is registering hereunder pursuant to the Registration Rights Agreement attached as Exhibit 99.1 hereto. The actual number of Shares issuable upon conversion of the Series B Preferred Stock will equal (i) the aggregate stated value of the shares of Series B Preferred Stock then being converted (i.e., $1,000 per share), plus a premium in the amount of 6% per annum accruing beginning on August 27, 1997, through the date of conversion (unless the Company chooses to pay such premium in cash) divided by (ii) (x) if the conversion occurs on or before December 31, 1997, a conversion price (the "Fixed Conversion Price") initially equal to $13.9581 per share, or (y) in the case of conversions after December 31, 1997, and before May 24, 1998, a conversion price equal to the lower of the Fixed Conversion Price and an average based upon the closing bid prices of shares of Common Stock during a specified trading period immediately prior to conversion, or (z) in the case of conversions on or after May 24, 1997, a conversion price equal to the lower of the Fixed Conversion Price and a percentage of an average based upon the closing bid prices of shares of Common Stock during a specified trading period immediately prior to conversion (subject to adjustment in accordance with the Certificate of Designations, Preferences and Rights of the Series B Preferred Stock). The 1,200,000 Shares also includes shares of Common Stock issuable upon any Conversion Default (as defined in the Certificates of Designations, Preferences and Rights of the Series B Preferred Stock). Each Warrant entitles the holder thereof to acquire Shares at an exercise price of $13.9581 per share. For a complete description of the relative rights, preferences, privileges, powers and restrictions of the Series B Preferred Stock, see the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Selfcare, Inc. attached as Exhibit 99.2 hereto. For complete descriptions of the terms of the Warrants, see the Form of Stock Purchase Warrant attached as Exhibit 99.4 hereto.


     Except under certain limited circumstances, no holder of shares of Series B Preferred Stock or the Warrants is entitled to convert or exercise such securities to the extent that the shares to be received by such holder upon such conversion or exercise would cause such holder to beneficially own more than 4.9% of the Common Stock. Therefore, the number of shares set forth herein and which a Series B Investor may sell pursuant to this Prospectus may exceed the number of Shares such Series B Investor would otherwise beneficially own as determined pursuant to Section 13(d) of the Exchange Act. Moreover, pursuant to the regulations of the American Stock Exchange, in the absence of shareholder approval, the aggregate number of shares of Common Stock issuable to the Series B Investors at a discount from market price upon conversion of the Series B Preferred Stock and exercise of the Warrants which have been issued to the Series B Investors pursuant to the Securities Purchase Agreement may not exceed 19.99% of the outstanding Common Stock on August 26, 1997 (i.e., 1,691,317 shares). Unless shareholder approval is obtained to issue Common Stock to the Series B Investors in excess of the maximum amount set forth above, none of the Series B Investors will be entitled to acquire more than its proportionate share of such maximum amount. Any Series B Preferred Stock which may not be converted and any Warrants which may not be exercised because of such limitation must be redeemed by the Company.

(4) Represents Shares acquired pursuant to an option agreement entered into in connection with the Orgenics Acquisition.


(5) Includes 11,375 shares of Common Stock issuable upon exercise of options currently exercisable or exercisable within 60 days after October 10, 1997. Also includes 20,338 Shares held by Shimon Greenberg as trustee for Max Herzberg.



(6) Includes 3,739 Shares held by Max Herzberg individually and 20,338 Shares held by Shimon Greenberg as trustee for Max Herzberg issued in connection with the Orgenics Acquisition.

                              PLAN OF DISTRIBUTION

     The Shares are being offered on behalf of the Selling Stockholders. The Shares may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interests to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Shares may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the American Stock Exchange; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into an existing market for the Shares;
(v) in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents; (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or (vii) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the Shares, which Shares may be resold thereafter pursuant to this Prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the Shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor any Selling Stockholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.


     The Company will pay substantially all of the expenses incident to the registration, offering and sale of the Shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. The Company has also agreed to indemnify the Series B Investors and certain related persons against certain liabilities, including liabilities under the Securities Act.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby will be passed upon for the Company by its counsel, Goodwin, Procter & Hoar LLP, Exchange Place, Boston, Massachusetts 02109-2881.

                                    EXPERTS

     The consolidated financial statements of Selfcare, Inc. and its subsidiaries incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
Available Information.................      2
Incorporation of Certain Documents by
  Reference...........................      2
Risk Factors..........................      3
The Company...........................     15
Recent Developments...................     15
Use of Proceeds.......................     17
Registration Rights...................     17
Selling Stockholders..................     18
Plan of Distribution..................     20
Legal Matters.........................     20
Experts...............................     20


                            ------------------------


                                1,268,401 SHARES


                                 SELFCARE, INC.

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS

                         ------------------------------

                               November 13, 1997


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. (1)

     The following are the estimated expenses of issuance and distribution of the Shares registered hereunder on Form S-3:


        SEC Registration Fee...............................................  $  4,613
        American Stock Exchange Listing Fee................................    17,500
        Legal Fees and Expenses............................................    30,000
        Miscellaneous......................................................     7,887
                                                                              -------
             Total.........................................................  $ 60,000
                                                                              =======


---------------

(1) The amounts set forth in this Item 14, except for the SEC Registration Fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     In accordance with Section 145 of the General Corporation Law of the State of Delaware, Article VII of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate of Incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Article V of the Company's Amended and Restated By-laws (the "By-laws") provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

ITEM 16.  EXHIBITS.


EXHIBIT
  NO.                                           DESCRIPTION
-------     -----------------------------------------------------------------------------------
5           Opinion of Goodwin, Procter & Hoar LLP
23.1        Consent of Arthur Andersen LLP
23.2        Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5)
24*         Power of Attorney
99.1*       Registration Rights Agreement, dated as August 26, 1997, by and among the Company and the Selling Stockholders
99.2*       Certificate of Designations, Preferences and Rights of Series B Convertible
            Preferred Stock of Selfcare, Inc.
99.3*       Securities Purchase Agreement, dated as of August 26, 1997, by and among the
            Company and each of the Selling Stockholders
99.4*       Form of Warrant to Purchase Shares of Common Stock of the Company issued to each of the Series B Investors



* Previously filed.

ITEM 17.  UNDERTAKINGS.

     A.  The undersigned Registrant hereby undertakes to:

          1. File, during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement); and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

              provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) herein do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the undersigned Registrant under the Exchange Act.

          2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, The Commonwealth of Massachusetts, on November 12, 1997.


                                            SELFCARE, INC.

                                            By:      /s/ RON ZWANZIGER
                                              ----------------------------------
                                                        RON ZWANZIGER
                                                CHAIRMAN, PRESIDENT AND CHIEF
                                                       EXECUTIVE OFFICER


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



            SIGNATURE                                TITLE                        DATE
---------------------------------    -------------------------------------  -----------------

        /s/ RON ZWANZIGER            President, Chief Executive Officer     November 12, 1997
---------------------------------    and Director (Principal Executive
          RON ZWANZIGER              Officer)

                *                    Chief Financial Officer (Principal     November 12, 1997
---------------------------------    Financial Officer and Principal
         ANTHONY H. HALL             Accounting Officer)

                *                    Director                               November 12, 1997
---------------------------------
       JONATHAN J. FLEMING

                *                    Director                               November 12, 1997
---------------------------------
        CAROL R. GOLDBERG

                *                    Director                               November 12, 1997
---------------------------------
        EDWARD B. ROBERTS

                *                    Director                               November 12, 1997
---------------------------------
       WILLARD LEE UMPHREY

                *                    Director                               November 12, 1997
---------------------------------
         PETER TOWNSEND

                *                    Director                               November 12, 1997
---------------------------------
          JOHN F. LEVY

        /s/ RON ZWANZIGER                                                   November 12, 1997
---------------------------------
       *BY RON ZWANZIGER,
       AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                     DESCRIPTION                                    PAGE
------     ----------------------------------------------------------------------------   ----
  5        Opinion of Goodwin, Procter & Hoar LLP......................................
 23.1      Consent of Arthur Andersen LLP..............................................
 23.2      Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5)..............
 24*       Power of Attorney (included on signature page)..............................
 99.1*     Registration Rights Agreement, dated as August26, 1997, by and among the
           Company and the Selling Stockholders........................................
 99.2*     Certificate of Designations, Preferences and Rights of Series B Convertible
           Preferred Stock of Selfcare, Inc............................................
 99.3*     Securities Purchase Agreement, dated as of August 26, 1997, by and among the
           Company and each of the Selling Stockholders................................
 99.4*     Form of Warrant to Purchase Shares of Common Stock of the Company issued to each of the Series B Investors..............................................



* Previously filed.